Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

Years ended December 31, 2010, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to US generally accepted accounting principles, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been audited by external auditors, Deloitte & Touche LLP. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

“Robert Baldock”	“Shaun Heinrichs”

Robert Baldock	Shaun Heinrichs
President and	Chief Financial Officer
Chief Executive Officer

March 31, 2011

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Yukon-Nevada Gold Corp.

We have audited the accompanying consolidated financial statements of Yukon-Nevada Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yukon-Nevada Gold Corp. and subsidiaries as at December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred net losses over the past several years and has a working capital deficit in the amount of $38.6 million, and has an accumulated deficit of $251.0 million. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

The consolidated statement of financial position of Yukon-Nevada Gold Corp. as at December 31, 2009 and the consolidated statement of operations and comprehensive loss, consolidated statement of changes in equity and consolidated statements of cash flows for the year then ended were audited by another auditor who issued an unmodified opinion on those statements on March 26, 2010.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 31, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Yukon-Nevada Gold Corp.

We have audited the internal control over financial reporting of Yukon-Nevada Gold Corp. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. The Company’s controls over inventory were not designed or operating effectively. Specifically i) the design and operation of the work-in-process reconciliations to track movement of ounces through the refinery were not performed on a timely basis and did not maintain an accurate record of ounces in the refinery. This resulted in the loss of 2,700 gold ounces as disclosed in the September 30, 2010 quarterly financial statements; and ii) additional deficiencies were identified in the operation of controls around reconciliations of finished gold. The combination of these deficiencies resulted in an assessment of a material weakness in inventory as at December 31, 2010. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 31, 2011 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 31, 2011

YUKON-NEVADA GOLD CORP.
Consolidated Balance Sheets
(In thousands of US dollars)

As at December 31, 2010 and 2009

	2010	2009

Assets
Current assets:
Cash and cash equivalents	$2,400	$185
Accounts receivable and prepaid expenses	4,505	4,549
Inventories (note 5)	21,280	9,930
Future income taxes (note 16)	-	895
	28,185	15,559

Restricted funds (note 6)	32,248	29,175
Property, plant and equipment (note 7)	88,625	89,270
Mineral properties (note 8)	67,926	60,526
Other assets (note 10)	828	911

	$217,812	$195,441

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$48,949	$39,564
Current portion of long-term debt (note 14)	8,926	-
Forward contract (note 12)	8,901
Deferred revenue	-	4,838
	66,776	44,402
Other long-term liabilities (note 15)	18	50
Asset retirement obligations (note 13)	39,550	35,907
Long-term debt (note 14)	15,030	-
Future income taxes (note 16)	15,977	15,372
	137,351	95,731
Shareholders' equity
Share capital (note 17)	247,470	227,075
Warrants (note 17)	65,063	17,737
Contributed surplus	16,614	10,489
Accumulated other comprehensive income	2,273	2,273
Deficit	(250,959)	(157,864)
	80,461	99,710

Going concern (note 1)
Commitments and contingencies (note 22)
Subsequent event (note 24)

	$217,812	$195,441

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert Baldock”	Director	“Graham C. Dickson”	Director

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands of US dollars, except for share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Gold sales	$71,370	$9,913	$48,981
Cost of gold sold	83,378	26,049	58,742
Gross margin - mining operations	(12,008)	(16,136)	(9,761)
Temporary shutdown costs (note 9)	-	10,550	13,115
Depreciation, depletion, and amortization	5,428	6,271	9,279
Accretion of asset retirement obligation (note 13)	2,879	2,890	2,117
Loss from mine operations	(20,315)	(35,847)	(34,272)
Impairment of mineral properties and equipment (note 8)	1,625	653	76,363
Exploration expenditure	963	-	-
General and administration expenses	2,563	3,136	4,090
Stock-based compensation (note 17)	4,112	788	1,056
Loss from operations	(29,578)	(40,424)	(115,781)
Other (loss) income:
Interest and other income (loss) (note 4)	(14,122)	(7)	4,635
Loss on forward sales arrangements	-	-	(1,904)
Restructuring charges (note 9)	-	-	(4,532)
Foreign exchange (loss) gain	(1,210)	(2,125)	814
Interest and financing charge (notes 14 and 17)	(49,730)	(248)	(667)
	(65,062)	(2,380)	(1,654)
Loss before income taxes	(94,640)	(42,804)	(117,435)
Income tax (expense) recovery (note 16)
Current		-	-
Future	1,545	144	12,075
	1,545	144	12,075

Loss for the year	(93,095)	(42,660)	(105,360)

Comprehensive loss for the year	$(93,095)	$(42,660)	$(105,360)

Loss per share – basic and diluted	$(0.14)	$(0.13)	$(0.57)
Weighted average number of shares outstanding (basic and diluted)	646,540,724	338,967,089	185,124,008

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Shareholders’ Equity
(In thousands of US dollars, except number of common shares)

Years ended December 31, 2010, 2009 and 2008

		Common shares
						Accumulated
			Amount	Warrants		other
			(revised	(revised	Contributed	comprehensive
	note 17	Shares (000's)	note 3)	note 3)	surplus	income (loss)	Deficit	Total
Balance at January 1, 2008		175,133	188,366	16,957	8,092	2,273	(9,844)	205,844
Issued on private placement	(b)(vii)	79,800	1,470	1,829	-	-	-	3,299
Flow through share issue	(b)(viii)	10,050	19,901	-	-	-	-	19,901
Exercise of options		267	356	-	(147)	-	-	209
Share issue costs	(b)(vii)	7,400	(606)	169	(307)	-	-	(744)
Flow through share renunciation		-	(2,709)	-	-	-	-	(2,709)
Stockbased compensation	(d)	-	-	-	1,056	-	-	1,056
Loss for the year		-	-	-	-	-	(105,360)	(105,360)
Other		5	-	152	-	-	-	152
Balance at December 31, 2008		272,655	206,778	19,107	8,694	2,273	(115,204)	121,648
Issued on private placement	(b)(iii)-(vi)	90,383	3,686	2,854	-	-	-	6,540
Share issue costs	(b)(v)/(vi)	1,805	111	34	(80)	-	-	65
Exercise of warrants		225,883	21,881	(3,603)	-	-	-	18,278
Expiry of warrants		-	-	(655)	655	-	-	-
Exercise of options		120	30	-	(13)	-	-	17
Flow through share renunciation		-	(5,411)	-	-	-	-	(5,411)
Stockbased compensation	(d)	-	-	-	1,233	-	-	1,233
Loss for the year		-	-	-	-	-	(42,660)	(42,660)
Balance at December 31, 2009		590,846	227,075	17,737	10,489	2,273	(157,864)	99,710
Issued on private placement	(b)(ii) (c)	22,727	4,807	-	-	-	-	4,807
Flow through share issue	(b)(i)	34,559	9,248	-	-	-	-	9,248
Share issue costs	(b)(i)	-	(739)	128	-	-	-	(611)
Exercise of warrants	(c)	30,627	4,092	(1,021)	-	-	-	3,071
Expiry of warrants	(c)	-	-	(1,172)	1,172	-	-	-
Exercise of options	(d)	2,398	776	-	(286)	-	-	490
Forfeiture of unvested options		-	-	-	(83)	-	-	(83)
Issuance of inducement warrants	c(i)	-	-	43,632	-	-	-	43,632
Equity portion of debt	c(ii)	-	-	5,759	-	-	-	5,759
Shares issued for services		4,505	1,207	-	-	-	-	1,207
Stockbased compensation	(d)	-	-	-	5,322	-	-	5,322
Loss for the year		-	-	-	-	-	(93,095)	(93,095)
Other	note 4(i)	2,005	1,004	-	-	-	-	1,004
Balance at December 31, 2010		687,667	247,470	65,063	16,614	2,273	(250,959)	$80,461

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Cash Flows
(In thousands of US dollars)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash provided by (used in):

Operations
Net loss for the year	$(93,095)	$(42,660)	$(105,360)
Reclamation payments	-	-	195
Items not affecting cash:
Depreciation, depletion, and amortization	5,428	6,271	9,279
Accretion of asset retirement obligation	2,879	2,890	2,117
Impairment of mineral properties and equipment	1,625	653	76,363
Stock-based compensation	5,322	1,027	1,056
Dilution loss on joint venture	-	45	-
Gain on disposal of asset	-	199	(2,450)
Unrealized (gain) loss on forward sales	-	-	(952)
loss or gain on disposal of marketable securities	(339)	-	-
Loss on settlement of deferred revenue	3,071	-	-
Interest charges for deferred revenue	1,300	-	-
Future income tax (recovery) expense	(1,545)	(144)	(12,075)
Unrealized foreign exchange (gain)loss	1,386	1,978	(1,668)
Warrants issued for debt financing	43,632	-	152
Expenses settled in shares	2,211	-	-
Accretion on long term debt	3,681	-	-
Loss on derivatives	7,163	-	-
Change in non cash working capital (note 18)	355	10,352	14,931
Cash used by operating activities	(16,926)	(19,389)	(18,412)

Investing
Restricted funds	(2,812)	(328)	7,476
Short-term investments	-	-	173
Mineral property expenditures	(8,276)	(3,477)	(29,104)
Property, plant and equipment expenditures	(5,204)	(2,629)	(25,703)
Purchase of marketable securities	(308)	-	-
Proceeds from sale of marketable securities	648	-	-
Proceeds from sale of assets	-	112	4,480
Cash used by investing activities	(15,952)	(6,322)	(42,678)

Financing
Notes payable and capital leases	(33)	(45)	(1,323)
Common shares issued for cash	14,055	6,540	23,201
Proceeds from issuance of debt	24,800	-	-
Settlement of deferred revenue	(9,559)	-	-
Repayment of debt	(4,034)	-	-
Proceeds from forward prepaid contract (note 12)	7,004	-	-
Share issue costs	(611)	-	(995)
Common shares issued upon exercise of shareholder warrants	3,071	18,278	-
Common shares issued upon exercise of stock options	490	17	209
Cash provided by financing activities	35,183	24,790	21,092

Effect of exchange rate changes on cash	(90)	-	-
Increase (decrease) in cash and cash equivalents	2,215	(921)	(39,998)

Cash and cash equivalents, beginning of year	185	1,106	41,104
Cash and cash equivalents, end of year	$2,400	$185	$1,106

Supplemental cash flow information (note 18)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

1.	Going Concern:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold has been produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During 2008 the Company determined that due to operational issues and a stop order issued by the Nevada Division of Environmental Protection (“NDEP”) the Jerritt Canyon mine was not economically viable and the mine was temporarily shut down. As a result of the shutdown an impairment charge of $76.4 million was recorded against the Jerritt Canyon assets (note 9).

The Company addressed the operational and environmental issues during the shutdown period and operations at the mine recommenced in 2009. The Company has made a loss in the current year and at December 31, 2010 the Company had a working capital deficiency of $38.6 million and a $16.9 million outflow of cash from operations.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs may cast substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to attain profitable operations under prevailing market prices or obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

During the year ended December 31, 2010, management raised $45.8 million through issuance of equity and debt demonstrating the Company’s success with raising financing for future operations. On February 4, 2011 the Company announced that it proposes to raise additional working capital by offering an incentive for the early exercise (the "Transaction") of eight series of unlisted outstanding share purchase warrants of the Company (the "Warrants"), with the intention of raising an additional $59.3 million. Management further successfully closed a private placement in March 2011 for gross proceeds of $7.1 million from the issuance of 8,334,882 flow-through shares. (note 24).

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies:

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences between Canadian GAAP and U.S. GAAP are disclosed in Note 23. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

	(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. YS Mining Company (YSMC) is an incorporated joint venture and the pro rata share of the assets and liabilities are included in the accounts of the Company. All intercompany transactions and balances have been eliminated. The subsidiaries and percentage of ownership at December 31, 2010 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
YS Mining Company - Joint Venture (Yukon)	41.7%

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Inventories:

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using normalised mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on Jerritt Canyon mine equipment and mineral properties.

Work-in-process inventories are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties. Purchased ore is recorded at cost based on the contracted purchase price, net of an allowance for the Company’s processing charged to a third party.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is after a reasonable allowance for sales costs. Materials and supplies inventories are valued at the lower of average cost and net realizable value, net of a provision for obsolescence with respect to identified inventory items.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(f)	Property, plant and equipment:

Property, plant and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Property, plant and equipment used in exploration is depreciated and included in mineral properties. Depreciation rates are as follows:

Buildings	20 years
Computer hardware and software	3 years
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Leasehold improvements	straight-line over the term of the lease
Vehicles	3 - 7 years

(g)	Mineral properties:

The acquisition cost of a mineral property and related exploration expenditures net of any option payments or income tax credits received are deferred until the property is placed into production, is sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production basis over the estimated useful life of the property based on proven and probable reserves following commencement of production or written off if the property is abandoned or sold or determined to be impaired.

(h)	Long-lived assets:

The Company monitors the recoverability of long-lived assets based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company records an impairment loss in the period it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds its fair value.

(i)	Asset retirement obligations:

The fair value of an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted to reflect the passage of time (accretion expense) and for changes in estimated future cash flows. Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cash flows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(j)	Stock based compensation:

The Company has established a stock-based compensation plan as described in note 17(d). The Company measures stock-based compensation at fair value and recognizes costs over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed as stock-based compensation and is credited to contributed surplus. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to contributed surplus. Upon exercise, the proceeds of the options are credited to capital stock at the option price and the fair value of the options, as previously recorded, is reclassified from contributed surplus to capital stock.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(k)	Revenue recognition:

Revenue is recognized when there is persuasive evidence that a metal sale contract exists, legal title and risk has passed and the sales price and timing of payment have been agreed upon with the purchaser and collection is reasonably assured. Sales revenue is recognized at the fair value of consideration received. The sales price is fixed at the date of delivery based on the terms of the contract.

(l)	Income taxes:

The Company recognizes income tax assets and liabilities using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated taxes payable for the current year. Future income tax assets and liabilities are recognized for loss carryforwards and temporary differences between the tax and accounting bases of assets and liabilities and are measured using enacted or substantively enacted tax rates that are expected to apply when the related assets are realized or the liabilities are settled. A valuation allowance is provided against future income tax assets to the extent that realization is not considered to be more likely than not.

(m)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The Company recognizes a future income tax liability, with an offset to share capital, when it renounces these expenditures to shareholders.

(n)	Warrants:

When the Company issues units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(o)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Significant estimates and judgments include but are not limited to those relating to the assessment of the Company’s ability to continue as a going concern, mineral properties including amount of expenditures to be capitalized, estimates required to determine whether impairment of long lived assets is required, asset retirement obligations, the useful lives and depreciation of property, plant and equipment, inventory, the valuation of stock options, share purchase warrants and agent's options issued, and the recognition of income tax assets and liabilities. Actual results may differ from those estimates and judgments.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(p)	Loss per share:

Basic loss per share is computed by dividing the amount of loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options (note 17(d)) and share purchase warrants (note 17(c)) have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted losses per share amounts are the same.

(q)	Investment in joint venture:

The Company conducts a portion of its exploration business through the joint venture YS Mining Company. The joint venture is bound by a contractual agreement which establishes the joint control for each of the venturers. The Company records its proportionate share of the joint ventures assets, liabilities, revenues and operating costs.

(r)	Financial instruments:

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the statement of operations. Financial assets and financial liabilities considered held-to- maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in the accumulated other comprehensive income until realized or a loss in value is determine to be other than temporary. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

Transaction costs related to financial instruments are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of mineral properties, plant and equipment.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(s)	Other comprehensive income/loss:

Comprehensive income/loss represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and other comprehensive income includes unrealized gains and losses on financial assets classified as available-for-sale.

(t)	Foreign currency translation:

The Company uses the U.S. dollar as its functional and reporting currency. Therefore accounts denominated in currencies other than the U.S. dollar have been translated as follows:

Revenue and expense items at the rate of exchange in effect on the transaction date;

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

Monetary assets and liabilities at the exchange rate at the balance sheet date.
Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

3.	Recent accounting pronouncements:

a) Business combinations, consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued sections 1582, 1601 and 1602 to replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 3251 Equity has been amended as a result of issuing CICA 1602. Amendments apply to those entities that have adopted CICA 1602. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Financial Instruments – recognition and measurement

In June 2009, the CICA amended Section 3855 – Financial Instruments – Recognition and Measurement to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host contract at initial recognition for accounting purposes. The amendments are applicable for the fiscal year beginning January 1, 2011.

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582.

d) Multiple deliverable revenue arrangements

In December 2009, the CICA issued EIC-175 – Multiple Deliverable revenue arrangements. EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement contains multiple deliverables. EIC-175 is applicable to revenue arrangements entered into or materially modified after January 1, 2011.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

With the changeover in accounting standards (note 3e) the changes will not be applicable to the Company as the Company did not elect to early adopt any of the above accounting pronouncements.

e) International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB announced that effective January 1, 2011, International Financial Reporting Standards (“IFRS”), will replace existing Canadian GAAP for publicly listed companies. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will be required to prepare both current and comparative financial information using IFRS.

4.	Interest income and other income (loss)

Interest income and other income (loss) is comprised of:

	2010	2009	2008

Provisions for and settlement of lawsuits (i)	$(4,612)	$-	$-
Settlement of deferred revenue (ii)	(3,071)	-	-
Loss on derivatives (iii)/(iv)	(7,163)	-	-
Gain on sale of marketable securities	339	-	-
Gain on disposal of assets	-	-	2,572
Interest income	134	-	1,724
Other	251	(7)	339
	$(14,122)	$(7)	$4,635

(i)

In the third quarter of 2010, the Company settled the dispute between its wholly owned subsidiary, Queenstake Resources U.S.A. Inc. ("Queenstake") and Golden Eagle International Inc. ("Golden Eagle"), arising out of Queenstake's termination in 2009 of Golden Eagle's arrangement to restart operations at the Jerritt Canyon mine. In full settlement, Queenstake paid Golden Eagle a total of $3.5 million and delivered 2 million shares (valued at $1.0 million) to Golden Eagle during the fourth quarter of 2010. The parties have agreed to terms of settlement and have filed a stipulation to dismiss the case, without any admission of liability by any party. The dismissal includes the dismissal with prejudice of counterclaims and third party complaints filed by Golden Eagle against Queenstake, the Company, and François Marland, who currently serves as a Director of the Company. The parties have agreed to each bear their own attorney fees and costs. Of the $4.5 million settlement, $1.1 million relating to operating costs was accrued in prior periods and $3.4 million expensed in the current period.

The Company has also accrued additional amounts in the third quarter related to the settlement of the class action initiated by certain employees who were laid off in August 2008. Based on a review of the potential costs to settle the claim, an additional $0.4 million was accrued for possible medical costs and $0.8 million recorded in contingency and legal costs for the plaintiffs.

(ii)

In 2009, the Company received advance payment of $4.8 million for three contracts for 6,508 ounces gold at an average price of $743 per ounce to be delivered at a series of future dates. It had been the Company’s intention to deliver gold ounces to settle the contracts, however, pursuant to the terms of the debt issued (note 14), the commitment was settled in cash in August 2010. The price of the settlement was $1,215 per ounce resulting in a loss to the Company of $3.1 million.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(iii)

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds was allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This was revalued at December 31, 2010 and resulted in a loss of $5.3 million due to the rising gold price (note 14).

(iv)

A gold forward contract was entered into in November 2010 which is being accounted for as a derivative. The fair value of the derivative was $8.9 million resulting in a loss of $1.9 million being recorded in income (note 12).

5.	Inventories:

	2010	2009

Finished goods	$1,597	$1,316
Stockpiled ore	6,839	-
Purchased ore	1,682	5,340
Work in progress	8,122	558
Materials and supplies	3,040	2,716
	$21,280	$9,930

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are total inventory related costs of $6.3 million (2009 – $0.6 million, 2008 – $3.4 million) and $0.5 million (2009 – $0.3 million, 2008 – $1.4 million), respectively. As at December 31, 2010, there is a net realizable value adjustment (expense) of $0.5 million (December 31, 2009 - $0.4 million).

6.	Restricted funds:

	2010	2009
Chartis commutation account (a)	$25,665	$25,580
Chartis money market account (a)	2,623	-
Cash restricted for future exploration in Canada (b)	-	-
Water use license letter of credit (c)	3,104	2,940
Workmens' compensation self-insurance	431	431
Cash pledged as security for letters of credit	425	224
	$32,248	$29,175

(a)

The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”) (note 10). As part of the ERTP, $25.7 million is held on deposit in an interest-bearing account with Chartis (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations. During 2010, the Company earned $0.1 million in interest from the commutation account (2009 - $0.4 million).

In the fourth quarter of 2010 the Company was required to provide further surety to the NDEP and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company deposited $2.6 million into two money market accounts with Chartis to back two new surety instruments issued to these two agencies.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(b)

During 2010, the Company raised funds by way of a private placement of flow-through shares. Under the conditions of this private placement, the funds must be spent in 2010 and 2011 on Canadian Exploration Expenditures (CEE) on properties located in Canada. A total of $3.3 million of cash is required to fund future exploration under the terms of the flow through share subscription agreements however only there was $nil million available due to use of cash on non-flow through expenditures at December 31, 2010. The Company is obligated to fund the remaining expenditures by December 31, 2011.

(c)

The Yukon Territorial Government has letters of credit with the Company which were put in place to secure payment of potential reclamation work relating to the Ketza River project. During the third quarter of 2010 an additional $0.2 million was placed into term deposits to secure an additional letter of credit issued to the Yukon Territorial Government.

7.	Property, plant and equipment:

Property, plant and equipment comprise:

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Jerritt Canyon mine, USA	$110,911	$22,819	$88,092	$105,685	$17,032	$88,653
Ketza River project, Canada	1,650	1,309	341	1,642	1,126	516
Corporate and other, Canada	382	190	192	239	138	101
	$112,943	$24,318	$88,625	$107,566	$18,296	$89,270

The continuity of property, plant and equipment is as follows:

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Opening, January 1	$107,566	$18,296	$89,270	$105,763	$11,913	$93,850
Additions	5,461	n/a	5,461	2,629	n/a	2,629
Depreciation	n/a	6,106	(6,106)	n/a	6,425	(6,425)
Disposals	(84)	(84)	-	-	-	-
Write-downs	-	-	-	(772)	(42)	(730)
Reclass	-	-	-	(54)	-	(54)
Other	-	-	-	-	-	-
Closing, December 31	$112,943	$24,318	$88,625	$107,566	$18,296	$89,270

In 2009 the Company recorded a $0.7 million impairment charge on property, plant and equipment. These impairment charges related to certain discontinued projects.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

8.	Mineral properties:

		Additions
	2010	(disposals)	2009

Ketza River project, Canada (b)	$66,222	$8,129	$58,093
Silver Valley project, Canada (b)	1,697	189	1,508
Arizona project, USA (c)	-	(591)	591
Yukon-Shaanxi project, Canada (d)	-	(327)	327
Other Yukon and BC projects, Canada (e), (f)	7	-	7
	$67,926	$7,400	$60,526

(a)	Jerritt Canyon, Nevada:

The Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine. The carrying value of Jerritt Canyon is nil at December 31, 2009 and 2010 due to a $69.4 million impairment charge on Jerritt Canyon mineral properties recorded in 2008 (note 9). At December 31, 2010, an increase to the asset retirement obligation at Jerritt Canyon of $0.6 million was recorded. Due to the continuing losses at Jerritt Canyon, the corresponding increase to the mineral property was impaired to nil.

(b)	Yukon properties:

(i) Ketza River properties, Yukon:

The Company has a 100% interest of the Ketza River property including 593 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

(ii) Silver Valley, Yukon:

The Company has a 100% interest in 114 claims and an option to acquire an additional 6 claims from an Optionor.

(c)	Silver Bar, Arizona:

The Company has a 100% interest in 55 claims in Pinal County, Arizona. Management determined that the carrying value of the property was impaired during the year and recorded an impairment expense of $0.6 million to reduce the carrying value to nil.

(d)	Mount Nansen, Yukon:

The Company, had an option agreement to acquire 298 claims in the Mount Nansen area of the Yukon. In 2010 management assessed that there were no future plans to develop this property and did not renew the option agreement, therefore an impairment expense of $0.4 million was recognized in the year to reduce the carrying value to nil.

(e)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

f)	Other Yukon Base Metals properties:

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(i)	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

(ii)	Wolf property:

The Company has a 34.42% joint venture interest in 18 claims in this zinc, lead and silver property in south central Yukon. Atna Resources Ltd. owns the remaining 65.58% interest.

(iii)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties have nominal carrying values.

9.	Temporary Suspension of Jerritt Canyon Operations

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property, with a suspension of the milling operations occurring the following week. The mill was shut down temporarily with plans to recommence processing available stockpiles in 2009 and continue to pursue toll milling opportunities and financing to continue mining activities. The mill resumed operations on March 29, 2009 and continued operations until May 30, 2009, when it was shut down again due to delays in ductwork required in the construction of the new mercury emission control system. The operations recommenced again on October 20, 2009 after the Company came to an agreement with the NDEP in the form of a Consent Decree. Expenses incurred during the shut downs were recorded either as capital or, if they were determined to be maintenance or support expenses, as temporary shut down costs. Temporary shut down costs were $10.6 million and $13.1 million for the years ended December 31, 2009 and 2008, respectively.

As a result of the shutdown the Company recorded an impairment charge against the Jerritt Canyon assets totaling $76.4 million of which $69.4 million was allocated to mineral properties (note 8), $2.2 million to property, plant and equipment and $4.7 million to the increase in asset retirement obligation.

Furthermore the shutdown resulted in a workforce reduction of 394 employees. A related restructuring charge of $4.5 million arose from severance and vacation payments. As of December 31, 2010 the Company had paid $2.6 million.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

10.	Other assets:

Other assets consist of insurance policies associated with the Company’s ERTP (note 6(a)):

(a) Environmental Risk Transfer Program / Reclamation cost cap insurance:

The ERTP purchased from AIG includes a reclamation and mine closure cost cap insurance policy. The insurance policy provides coverage for future reclamation and mine closure costs related to disturbances in existence at June 30, 2003, if they exceed those funded by the Commutation Account (note 6). If these reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that these reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum.

(b) Pollution legal liability:

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of 20 years commencing June 30, 2003.

(c)

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy. Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

11.	Related party transactions:

During the year, the Company was charged a total of $0.4 million (2009 - $0.2 million, 2008 - $0.2 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2010 is $0.1 million (2009 – $0.2 million). A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

During 2010, the Company was charged a total C$1.0 million by a Company owned by a director of the Company, for the management of the Yukon properties. The director ceased being a director of the Company in May, 2010.

The Company was charged $0.4 million (2009 - $nil) by a Company related by common directors and officers for shared services during 2010. As of December 31, 2010, $0.1 million (2009 - $nil) was owed to this company.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

12.	Forward Contract:

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold will be sold to the Purchaser by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash.

The terms of the agreement specify that 2,085 oz must be deposited into an escrow account on January 31, 2011, March 31, 2011 and May 30, 2011. However, at the option of the Purchaser, the Company may be requested to settle the liability through a cash payment of USD $8,500,000 rather than through physical delivery of the gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. As at December 31, 2010 a loss of $1.9 million has been recorded in net earnings.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

13.	Asset retirement obligations:

	2010	2009

Balance, beginning of year	$35,907	$32,688
Accretion expense	2,879	2,890
Foreign exchange	180	402
Reclamation spending	(44)	(73)
Revisions in estimates of liabilities	628	-

	$39,550	$35,907

The Company’s asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $36.2 million (2009 - $32.9 million) reflecting payments for approximately the next 19 years. The present value of obligations relating to exploration activity in the Yukon properties are currently estimated at $3.4 million (2009 - $3.0 million) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of this liability is $63.3 million (2009 - $58.0 million). An inflation rate assumption of 2% has been used. An accretion expense component of $2.9 million (2009 - $2.9 million, 2008 - $2.1 million) has been charged to operations to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using credit adjusted risk free rates of 8.0% -14.0% . Revisions of estimates in 2010 used a credit adjusted risk free rate of 9.2% .

14.	Long-term debt

In August 2010 The Company issued $25 million in Senior Secured Notes (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising gross proceeds of $24.8 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing.

The Notes have a maturity date of December 31, 2012 and are secured by a charge over all the assets of the Company's wholly owned subsidiaries, Queenstake Resources Ltd. ("QRL") and Queenstake Resources U.S.A. Inc. ("Queenstake US") as well as a share pledge over all shares in QRL and Queenstake US. The Notes are being repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges). The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company.

Of the total proceeds of $24.8 million, $5.7 million was allocated on initial recognition to the warrants. The 25 million warrants fair value was calculated using the Black-Scholes model assuming a risk-free interest rate of 1.91% per annum, an expected life term of 3 years, and expected volatility of approximately 86% and no dividends. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion included in interest expense totaled $3.7 million for the period, based on an effective interest rate of 78%.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

At December 31, 2010, the fair value of the derivative liability was determined to be $11.0 million (2009 - $nil). The Company has included the resulting change in the fair value as an expense to net earnings.

At inception:
Loan proceeds net of transaction costs	$24,800
Less value attributable to warrants	(5,759)
Carrying value of loan at August 13, 2010	19,041

Interest accretion	3,681
Movement on fair value of embedded gold derivative	5,268
Less payments made	(4,034)
Carrying value of loan at December 31, 2010	$23,956

Current debt	8,926
Long term debt	15,030
$23,956

15.	Other long-term liabilities:

	2010	2009
Capital leases	$50	$80
Current portion of capital leases	(32)	(30)
	$18	$50

The Company has two capital lease obligations with respect to mine equipment in use at Jerritt Canyon. The lease obligations bear interest at rates between 8 and 9 percent. The current portion is included in accounts payable and accrued liabilities.

16.	Income taxes:

The Company has income tax loss carry forwards of approximately $ 136.1 million (2009 - $58.1 million) from both the Canadian and the US tax jurisdictions. Under a change of control provision under Section 382: Change-of-Ownership Trigger of the IRS code, restrictions are in place on the US tax jurisdiction's pre-2009 loss carryforwards due to more than 50 per cent, on a fully diluted basis, of the Company's share ownership changing with the 2008 private placement.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The loss carry forwards if unused, expire as follows:

2011 - 2020	$4,965
2021	278
2022	165
2023	1,217
2024	2,213
2025	3,361
2026	4,016
2027	2,395
2028	47,407
2029	42,150
2030	27,903
$136,070

The components of future income taxes are as follows:

	2010	2009

Future income tax assets, current
Non-capital loss carry forwards	$-	$895

Future income tax assets, non-current
Asset retirement obligation	13,336	910
Non-capital loss carry forwards	49,999	19,833
Share issue costs	806	714
Unrealized foreign exchange	1,023	90
Mineral property and property plant and equipment book less tax basis	18,240	36,838
Other	10,752	2,796
	94,156	61,181
Valuation allowance	(73,906)	(39,339)
	20,250	21,842

Future income tax liabilities, non-current
Mineral property and property plant and equipment book less tax basis	(36,227)	(37,214)
	(36,227)	(37,214)
Net future income tax liability, non-current	$(15,977)	$(15,372)

The Company has recorded a valuation allowance against certain of its future income tax assets as management does not believe it is more likely than not that sufficient taxable income will be generated during the carry forward period to realize all the future tax assets.

During 2009 the Company renounced C$20.1 million of Cumulative Canadian Exploration Expenses (“CEE”) to flow-through shareholders. There was no renunciation of CEE in 2010.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2010	2009	2008

Net loss before taxes	$(94,640)	$(42,804)	$(117,435)
Federal statutory tax rate	28.50%	34.86%	35.46%
Tax based on statutory income tax rate	(26,972)	(14,921)	(41,642)
Non-deductible expenses	14,759	2	121
Non-deductible stock-based compensation	1,172	226	311
Loss (gain) not recognized for tax purposes	-	2,160	1,230
Change in valuation allowance	26,364	2,981	28,393
Future and foreign tax rate differential and other	(3,750)	(4,616)	(488)
Unrecognized tax assets	(13,118)	14,024	-
Income tax (recovery) expense	$(1,545)	$(144)	$(12,075)

17.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

(i)

In May, 2010 the Company closed private placements for gross proceeds of $9.2 million from the issuance of an aggregate of 34.6 million flow-through shares (the "FT Shares") at C$0.275 per FT Share in two tranches. In connection with the private placement, the Company paid a commission of $0.6 million cash and 0.7 million share purchase warrants (the "Agent's Warrants"). Each Agent's Warrant will entitle the Agent to purchase one Common Share of the Company for a period of two years at an exercise price of C$0.275 Common Share. The proceeds from the private placements will be used on the continued exploration of the Company's Ketza River Property, Yukon Territory.

(ii)

On March 26, 2010 the Company closed its $4.8 million non-brokered private placement for a total of 22.7 million common shares at a price of C$0.22 per Share. There was no finder's or commission fee payable on the private placement.

(iii)

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units (the "Units") at a price of C$0.10 per Unit for proceeds of $0.9 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 18 months of closing of the private placement.

(iv)

In August 2009 the Company closed two non-brokered private placements for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(v)

On April 24, 2009 the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(vi)	On February 27, 2009 the Company closed two non-brokered private placements as follows:

10.0 million units ("Unit 1") were issued at a price of C$0.05 per Unit 1 for proceeds of $0.4 million. Each Unit 1 consisted of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 2") were issued at a price of C$0.06 per Unit 2 for proceeds of $0.8 million. In addition, 0.4 million Unit 2 units were issued as a finder's fee in connection with the private placement. Each Unit 2 consists of one common share and one common share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.08 within 24 months of closing of the private placement.

(vii)

On December 19, 2008, the Company closed a non-brokered private placement for a total of 79.8 million units (the "Units") for proceeds of $3.3 million. In addition, 7.4 million units were issued as a finder's fee in connection with the private placement. Each Unit consisted of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement.

(viii)	On May 2, 2008, the Company closed a non-brokered private placement of 10.1 million flow-through shares at a price of C$2.00 per share for proceeds of $19.9 million.

(c)	Warrants:

Where the warrants are issued as part of a unit comprised of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes pricing model. Where the warrant is issued and not attached to a common share, they are valued using the Black-Scholes pricing model.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The following warrants were outstanding as of December 31, 2010:

			In thousands
					Warrants
		Exercise	December	Warrants	exercised/	December	Carrying
Expiry date	Note 17	price (C$)	31, 2009	issued	expired	31, 2010	value
April 12, 2010		5.50	2,851		(2,851)	-	-
June 20,2012		3.00	21,426			21,426	15,282
June 17, 2010	(b)(vii)	0.09	2,000		(2,000)	-	-
February 25, 2011	(b)(vi)	0.08	400		-	400	8
February 24, 2010	(b)(vi)	0.07	11,000		(11,000)	-	-
August 24, 2010	(b)(vi)	0.09	10,000		(10,000)	-	-
April 24, 2011	(b)(v)	0.08	6,800		(3,067)	3,733	82
February 7, 2012	(b)(iv)	0.13	8,830		(1,730)	7,100	269
February 28, 2012	(b)(iv)	0.13	1,670		(170)	1,500	56
June 1, 2011	(b)(iii)	0.13	10,000		-	10,000	451
January 12, 2012	(c)(i)	0.32		170,400	(2,600)	167,800	38,135
January 12, 2012	(c)(i)	0.13		10,000	-	10,000	2,513
January 12, 2012	(c)(i)	0.26		10,250	-	10,250	2,391
May 12, 2012	(b)(i)	0.28		700	(60)	640	117
August 13, 2013	(c)(ii)	0.40		25,000		25,000	5,759
			74,977	216,350	(33,478)	257,849	65,063

(i)

On January 12, 2010, the Company’s shareholders approved the issuance of up to 190.7 million inducement warrants for the early exercise of 200.9 million existing warrants that expired on December 17, 2009, June 17, 2010, February 6, 2012 and February 12, 2010. In the first quarter of 2010 $43.6 million was expensed related to the issue of these warrants.

(ii)	On August 13, 2010, the Company completed a $25 million financing agreement, part of which included the issuance of 25 million detachable warrants to the debt holder (note 14).

The following are shareholder warrants outstanding as of December 31, 2009:

		In thousands
				Warrants
	Exercise	December	Warrants	exercised/	December	Carrying
Expiry date	price (C$)	31, 2008	issued	expired	31, 2009	value
January 16, 2009	$1.80	1,000	-	(1,000)	-	$-
April 12, 2010	5.50	2,851	-	-	2,851	1,172
June 20,2012	3.00	21,426	-	-	21,426	15,282
December 17, 2009	0.07	87,200	-	(87,200)	-	-
June 17, 2010	0.09	87,200	-	(85,200)	2,000	21
February 25, 2011	0.08	-	17,733	(17,333)	400	8
February 24, 2010	0.07	-	11,000	-	11,000	140
August 24, 2010	0.09	-	10,000	-	10,000	118
April 24, 2011	0.08	-	12,400	(5,600)	6,800	150
February 7, 2012	0.125	-	18,830	(10,000)	8,830	334
February 28, 2012	0.125	-	22,220	(20,550)	1,670	61
June 1, 2011	0.125	-	10,000	-	10,000	451
		199,677	102,183	(226,883)	74,977	$17,737

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The fair value of the warrants was determined using the following assumptions:

				Weighted
		Risk-free	Dividend	average
Issue date	Expiry date	interest rate	yield	expected life	Volatility
June 20, 2007	April 12, 2010	4.25%	-	2.8	79%
June 20, 2007	June 20, 2012	4.25%	-	5.0	79%
June 20, 2007	June 20, 2012	3.24%	-	4.0	96%
December 17, 2008	June 17, 2010	1.79%	-	1.5	161%
February 24, 2009	February 24, 2010	1.39%	-	1.0	213%
February 24, 2009	August 24, 2010	1.39%	-	1.5	177%
February 25, 2009	February 25, 2011	1.39%	-	2.0	156%
April 24, 2009	April 24, 2011	1.10%	-	2.0	163%
August 7, 2009	February 7, 2012	1.33%	-	2.5	154%
August 28, 2009	February 28, 2012	1.39%	-	2.5	177%
December 1, 2009	June 1, 2011	1.31%	-	1.5	100%
January 12, 2010	January 12, 2012	1.41%	-	2.0	177%
January 12, 2010	January 12, 2012	1.41%	-	2.0	177%
January 12, 2010	January 12, 2012	1.41%	-	2.0	177%
May 12, 2010	May 12, 2012	1.21%	-	2.0	168%
August 13, 2010	August 13, 2013	1.91%	-	3.0	86%

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under old security based agreements, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to 3 years dependent upon the individual’s role and any specified performance criteria.

Under the fair value method, the total fair value of the stock based compensation recognized was $5.3 million in 2010 (2009 - $1.2 million, 2008 - $1.1 million) at a weighted average fair value of C$0.21 per stock option (2009 - C$0.15). Of this amount, $1.2 million (2009 - $0.2 million, 2008 - $1.1 million) is included in cost of goods sold. In 2010 there were no costs recorded to mineral properties (2009 - $0.2 million, 2008 - $nil).

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The fair value of the options at the date of grant has been estimated using the Black-Scholes option pricing model using the following assumptions:

			Weighted
	Risk-free	Dividend	average
Grant date	interest rate	yield	expected life	Volatility
January 26,2006	3.00%	-	5	97%
March 28, 2006	3.00%	-	5	90%
November 10, 2006	4.50%	-	5	84%
December 12, 2006	4.13%	-	5	85%
January 5, 2007	4.14%	-	5	84%
April 3, 2007	4.24%	-	5	81%
June 25, 2007	4.25%	-	5	79%
July 5, 2007	4.72%	-	5	78%
August 10, 2007	4.53%	-	5	78%
September 14, 2007	4.14%	-	2	78%
November 13, 2007	3.91%	-	5	77%
February 22, 2008	3.22%	-	2	70%
March 28, 2008	3.35%	-	5	98%
June 19, 2008	3.24%	-	5	96%
July 17, 2009	2.44%	-	5	139%
September 29, 2009	2.33%	-	5	139%
January 1, 2010	2.12%	-	5	138%
March 12, 2010	2.26%	-	5	136%
July 12, 2010	2.20%	-	5	126%
July 15, 2010	2.20%	-	5	126%
October 5, 2010	1.79%	-	5	127%
October 13, 2010	1.79%	-	5	127%

Continuity of stock options outstanding for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Options	Weighted average
	outstanding	exercise price
	(000's)	(C$/option)
At January 1, 2008	11,534	1.90
Granted	1,050	1.37
Exercised	(3,715)	2.21
At December 31, 2008	8,869	1.71
Granted	21,585	0.15
Exercised	(120)	0.15
Expired	(4,297)	1.41
At December 31, 2009	26,037	0.40
Granted	37,615	0.33
Exercised	(2,398)	0.21
Expired	(700)	0.60
Forfeited	(7,117)	0.33
At December 31, 2010	53,437	0.37

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The following information pertains to the options outstanding at December 31, 2010 are as follows:

		Outstanding			Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
Exercise Price	outstanding	price	contractual	exercisable	price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
0.15-0.31	22,078	0.18	3.8	10,203	0.20	4.0
0.32-0.82	28,540	0.35	4.3	10,459	0.39	4.6
0.83-1.60	275	1.45	1.7	275	1.45	1.7
1.61-1.75	1,719	1.73	1.6	1,719	1.73	1.6
1.76-5.70	825	2.72	1.0	825	2.72	1.0
	53,437	0.37	4.0	23,481	0.50	3.9

18.	Supplemental information:

(a)	Cash flow information

(i) Non-cash transactions:

	2010	2009	2008

Shares issued for provision of services	$1,207	$-	$-
Shares issued for settlement of litigation	1,004	-	-
Stock-based compensation included in mineral properties	83	202	-

(ii) Operating activities included the following cash payments:

	2010	2009	2008
Interest paid	$234	$168	$257

(iii) Net change in non-cash working capital:

	2010	2009	2008

Accounts receivable and prepaid expenses	$132	$(2,366)	$5,334
Inventories	(10,862)	13,901	12,793
Accounts payable and accrued liabilities	11,085	2,236	7,394
Deferred revenue	-	4,838	-
Payable on ore purchase	-	(8,257)	(10,590)
	$355	$10,352	$14,931

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(b)	Interest in joint venture

The Company conducts a portion of its business through a joint venture under which the venturers are bound by contractual arrangements establishing joint control. In 2009 the company’s ownership in the joint venture decreased from 50% to 37.5%. In 2010 the Company made an equity contribution of $1m which resulted in an increase in its ownership percentage from 37.5% to 41.7%. Despite the lower equity holding in the joint venture the Company continues to have 50% representation on the board of directors, and the interest is therefore accounted for as a joint venture. Should the composition of the board change to align with the current ownership structure the accounting treatment would follow the equity method to reflect the reduced control.

The Company records its proportionate share of assets, liabilities, revenues, operating expenses and other income (expense) of the joint ventures. The following condensed statements of earnings and balance sheets for the year ended December 31, 2010 and 2009 detail the amounts relating to the Company’s interest in a joint venture that has been proportionately consolidated.

	2010	2009
Ownership percentage	41.7%	37.5%

Proportionate share of other income	$419	$-
Proportionate share of expenses	597	165
Proportionate share of assets
Cash	$2,439	$89
Property plant and equipment	10	18
Accounts receivable	1	910
Mineral properties	-	327
	$2,450	$1,344
Proportionate share of liabilities	$216	$4

19.	Segmented information:

All of the Company’s operations are related to the gold mining industry. As of the end of December 31, 2010 the Company had one gold mine (Jerritt Canyon) located in Nevada, USA. The Company has exploration properties in Canada and the USA. A single customer comprised greater than 99% of all revenues recorded in the year and were generated by the USA operations only.

Assets and liabilities held by geographic location are as follows:

	2010	2009
Assets
Canada	$76,478	$66,771
USA	141,334	128,670
	217,812	195,441
Liabilities
Canada	55,969	31,637
USA	81,382	64,094
	$137,351	$95,731

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

20.	Capital Management:

The Company manages its common shares, stock options, warrants and debt, net of cash and cash equivalents as capital. At December 31, 2010 the Company held the following as capital:

	2010	2009
Equity	$80,461	$99,710
Debt	32,857	-
	113,318	99,710
Less cash and cash equivalents	2,400	185
	$110,918	$99,525

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will attempt to ensure it has sufficient cash resources to pursue the exploration and development of its mineral properties and fund potential acquisitions and maintain necessary personnel, supplies and equipment at its Jerritt Canyon operations.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. During 2010, the Company raised additional funds of $31.8 million through issuance of debt, $24.8 million of which has been secured over the Jerritt Canyon assets.

At December 31, 2010, there was no externally imposed capital requirement to which the Company is subject, which the Company has not complied with.

21.	Financial Instruments:

(a) Categories of financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable, accrued liabilities, borrowings and derivatives.

Cash and cash equivalents, restricted funds, the embedded gold derivative and the gold forward derivative are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income. The fair value of the embedded derivative and the gold forward derivative are made by reference to the gold spot price at period end.

Accounts receivables are classified as loans and receivables with accounts payable, accrued liabilities and borrowings classified as other liabilities and are held at amortized cost using the effective interest rate method of amortization. The fair values of accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

The fair value of borrowings was determined using discounted cash flows at prevailing market rates and the fair value is approximately equal to the carrying value of the debt.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

Financial instruments that are measured at fair value are grouped into a hierarchy based on the degree to which the fair value is observable:

Level 1 –	quoted prices in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data.

An assessment of the company’s financial instruments carried at fair value is set out below:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$2,400	$-	$-	$2,400
Restricted funds	32,248	-	-	32,248
Accounts receivable	1,043	-	-	1,043
	$35,691	$-	$-	$35,691
Financial Liabilities
Long term and short term debt	$-	$-	$10,995	$10,995
Forward contract derivative	-	8,901	-	8,901
	$-	$8,901	$10,995	$19,896

The fair value measurement using the level 3 input was as follows:

Debt
Balance being of the year	-
Issuance	6,763
Net (gains)/losses	4,232
Balance at end of the year	10,995

The fair value of the derivative instruments is determined using a present value technique based on a combination of forward gold curve prices as at December 31, 2010 and unobservable inputs. The effective interest rate applied to the underlying debt host is 78% based on repayments indexed to the gold price and a guaranteed return to the holder of 5% per annum on the principal amount.

b) Financial Risk Management

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company’s manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

Market risk:

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include foreign currency risk, interest rate risk and commodity price risk.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(i)	Currency risk:

The Company is exposed to foreign currency risk due to fluctuations in the value of the Canadian dollar. Foreign currency risk arises from purchase transactions as well as financial assets and liabilities denominated in Canadian dollars.

The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

The Company is exposed to currency risk through its cash and cash equivalents, marketable securities, accounts receivable, restricted funds and accounts payable and accrued liabilities denominated in Canadian dollars as follows, based on notional amounts.

In thousands of CAD	2010	2009
Cash and cash equivalents	2,425	398
Accounts receivable	1,617	1,901
Restricted funds	6,170	3,324
Accounts payable and accrued liabilities	14,413	13,022

Based on the above net exposures as at December 31, 2010, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in a $0.4 million increase or decrease, respectively, in operating results and shareholder equity.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest earned on excess funds while maintaining the liquidity necessary to fund daily operations. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

(iii)	Commodity price risk:

The profitability of the Company is directly related to the market price of gold because revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. The Company has not hedged any of its own gold production. The Company has entered into two loan arrangements. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(i)	Cash and cash equivalents and restricted funds

The Company manages its credit risk on cash and cash equivalent balances and marketable securities by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA. Short-term investments (included in cash and cash equivalents as well as marketable securities) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. As at December 31, 2010 $0.01 million of cash and cash equivalents were held as short-term deposits.

The Company also maintains funds of $28.4 million included in restricted funds (note 6) with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

(ii)	Accounts receivable and prepaid expenses

Significant deposits and receivables are either held by or due from government agencies and principally relate to goods and services input tax credits.

The Company minimizes credit risk by reviewing the credit risk of the counterparty to the arrangement and has determined that there were no receivables which were considered impaired or otherwise uncollectible.

The ageing of receivables at the reporting date was as follows:

	Less than 3	4 to 12	1 to 2 years	Greater than
	months	months		2 years
Accounts receivable	161	274	608	-

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses for 60 days.

At December 31, 2010 the cash balance of the Company, excluding the YSMC joint venture, was an overdraft of $0.1 million due to the timing of cash receipts and disbursements at December 31, 2010.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2010:

	Less than 3	4 to 12	1 to 2 years	Greater than
	months	months		2 years
Account payable and accrued liabilities	48,949	-	-	-
Long term debt	4,264	12,840	17,273	1,451
Capital lease obligations	8	24	18	-

22.	Commitments and contingencies:

(i)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA) alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations, with further discussions upcoming in the second quarter. The EPA is continuing to monitor the Company’s ongoing compliance program and no further actions have been taken to date. The final outcome and the extent of any liability is not yet determinable.

(ii)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008. The action is for an alleged violation of the Federal Worker Adjustment and Retraining Notification (“WARN”) Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed.

Queenstake intends to satisfy all outstanding legal obligations caused by the shut down in August 2008 early in 2011. When the mine closed the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. The Company has provided for what it believes to be the amount that remains due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation. The class action lawsuit has not been certified by the courts.

(b)	Lease Commitments:

The Company is committed under various operating leases to the following annual minimum payments:

2011	$171
2012	139
2013	121
2014	110
2015	82
$623

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

23.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material measurement differences in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below. On July 1, 2009, the Financial Accounting Standards Board (FASB) ratified the Accounting Standards Codification (“ASC”) as the sole source of authoritative non-governmental US GAAP. The ASC has not intended to change US GAAP, but rather reorganized existing guidance by accounting topic to allowed easier identification of accounting standards. New accounting pronouncements issued by the FASB are called Accounting Standards Updates (“ASU”). The Company has updated references to US GAAP to reflect the ASC.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The impact of US GAAP differences on the consolidated statement of operations is as follows:

		For the year ended December 31
In thousands		2010	2009	2008

Net loss under Canadian GAAP		$(93,095)	$(42,660)	$(105,360)
Recognition of losses on liabilties related to warrants denominated in foreign currencies	(v)	(100,413)	(32,924)	-
Write-off of exploration mineral property costs	(i)	(8,118)	(12,940)	(19,479)
Recognition of future income tax asset due to write-off of exploration mineral property costs	(i)		-	(2,278)
Premium received on flow-through shares	(ii)	-	6,667	2,650
Reduction in impairment due to write-off of exploration mineral property costs prior to impairment	(i)	997	-	13,714
Depreciation capitalized to mineral properties	(i)	(279)	(346)	(386)

Net loss under US GAAP		$(200,908)	$(82,203)	$(111,139)

Comprehensive income under US GAAP		$(200,908)	$(82,203)	$(111,139)

Loss per share under US GAAP - basic and diluted		$(0.31)	$(0.24)	$(0.60)

The impact of US GAAP differences on the consolidated balance sheet is as follows:

		As at December 31
In thousands		2010	2009

Assets under Canadian GAAP		$217,812	$195,441
Opening adjustment to mineral property costs	(i)	(54,803)	(41,517)
Write-off of exploration mineral property costs	(i)	(7,400)	(13,286)
Assets under US GAAP		$155,609	$140,638
Liabilities under Canadian GAAP		$137,351	$95,731
Opening adjustments	(ii), (iii)	(4,341)	(2,120)
Premium received on flow through shares	(ii)	1,177	-
Premium on flow-through shares expensed on renunciation	(ii)	-	(6,667)
Reversal of future income tax liability arising from
renunciation under Canadian GAAP	(ii)	-	(5,411)
Warrants denominated in foreign currencies	(v)	140,728	9,857
Liabilities under US GAAP		$274,915	$91,390

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

		December 31
In thousands		2010	2009

Shareholders’ equity under Canadian GAAP		$80,461	$99,710
Opening adjustments
Exploration costs and premium on flow-through shares		(50,462)	(39,397)
Write-off of exploration mineral property costs	(i)	(8,397)	(13,286)
Reduction in impairment due to write-off of exploration mineral property costs prior to impairment	(i)	997	-
Premium received on flow through shares	(ii)	(1,177)	-
Premium on flow-through shares expensed on renunciation	(ii)	-	6,667
Reversal of future income tax liability arising from renunciation	(ii)	-	5,411
Reduction in foreign denominated warrants	(v)	(47,327)	(18,392)
Increase in share capital due to foreign denominated warrants	(v)	8,184	25,138
Decrease in paid in capital due to expiry of foreign denominated warrants	(v)	(1,172)	16,321
Recognition of losses on liabilties related to warrants denominated in foreign currencies	(v)	(100,413)	(32,924)

Shareholders’ equity under US GAAP		$(119,306)	$49,248

The components of Shareholders’ equity/(deficit) under US GAAP would be as follows:

		December 31
In thousands		2010	2009

Share capital	(v)	$281,199	$253,798
Accumulated paid in capital	(v)	$15,149	$16,321
Contributed surplus		16,614	10,489
Accumulated other comprehensive income		2,264	2,264
Deficit		(434,532)	(233,624)

Total Shareholders’ Deficit		$(119,306)	$49,248

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

The impact of US GAAP differences on the consolidated statement of cash flows are as follows:

		For the year ended December 31
In thousands		2010	2009	2008
Cash used in operating activities under Canadian GAAP		$(16,926)	$(19,389)	$(18,412)
Write-off of exploration mineral property costs	(i)	(8,118)	(13,286)	(19,865)
Premium received on flow-through shares	(ii)	1,177	-	6,667
Cash used in operating activities under US GAAP		$(23,867)	$(32,675)	$(31,610)
Cash used in investing activities under Canadian GAAP		$15,952	$(6,322)	$(42,628)
Write-off of exploration mineral property costs	(i)	8,118	13,286	19,865
Cash provided by (used in) investing activities under US GAAP		$24,070	$6,964	$(22,763)
Cash provided by financing activities under Canadian GAAP		$35,183	$24,790	$21,092
Premium received on flow-through shares	(ii)	(1,177)	-	(6,667)
Cash provided by financing activities under US GAAP		$34,006	$24,790	$14,425

Under US GAAP there would be no subtotal to the cash flow from operations in the consolidated statement of cash flows.

Notes to the Reconciliation between Canadian and US GAAP

(i)	Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven and probable reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an ore body and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven and probable reserves of the mine and the applicable portion of resources expected to ultimately be mined. This additional depletion and exploration expense is recognized in the statement of operations under US GAAP. For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under US GAAP.

As amounts capitalized may vary between Canadian GAAP and US GAAP, depreciation may also vary. Option payments are capitalized under US GAAP.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(ii)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax liability on the expenditures is deducted from share capital. Under US GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

(iii)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2009 and 2010, there was no difference between enacted and substantially enacted rates. As a result, the application of US GAAP in accounting for income taxes did not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

Due to the treatment of exploration costs under US GAAP described in note 23 (i) above, there would be a larger tax benefit arising under US GAAP when compared to Canadian GAAP. With respect to the Canadian operations, any future tax assets arising are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. For the US operations, a valuation allowance has been taken against all future income tax assets in excess of liabilities, therefore the asset arising under US GAAP was not recognized in 2010 and 2009 and the balance from 2008 has been adjusted accordingly.

(iv)	Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are “more-likely-than-not” (50% or greater) of being sustained on audit, based on the technical merits of the position. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48 (now known as ASC 740).

Based on this review, the provisions of FIN 48 did not have a material impact on the Company’s annual consolidated financial statements. The Company has elected to apply the provisions of FIN 48 in assessing their uncertain tax positions under Canadian GAAP as well, removing any differences that would arise with US GAAP.

(v)	Reclassification of warrants

In June 2009, FASB released guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk. Warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity. This is applicable for years beginning after December 15, 2009 and has been treated as a change in accounting principle through prospective application. As the Company’s functional currency is the US dollar, the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars are treated as derivative instruments and recorded as liabilities under US GAAP instead of equity and changes in fair value will be calculated at each reporting period. Any gain or loss arising from this revaluation will be recorded in the statement of operations. During 2010, 30,626,000 warrants were exercised and 2,851,000 expired. Upon exercise the fair value of the warrants of $9.2 million was reclassified to common shares, which resulted in a reduction in the liabilities of $4.6 million and a loss of $4.6 million recognized in income in the period. For the year ended December 31, 2010, the Company has assessed the fair value of the warrants and recorded an increase in the liability of $95.8 million with an offsetting adjustment to the mark-to-market for the year.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

(vi)	Adoption of New Accounting Standards

In June 2009, FASB issued further guidance on accounting of transfers of financial assets. This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed that are not consistent with the original intent and key requirements of that guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This guidance must be applied for the Company on January 1, 2010. The adoption of this accounting policy did not have a material impact on the Company.

In June 2009, FASB issued guidance which improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. The adoption of this accounting policy did not have a material impact on the Company.

(vii)	New Accounting Pronouncements.

With the transition to International Financial Reporting Standards beginning January 1, 2011, new accounting pronouncements effective after January 1, 2011 will not be applicable to the Company.

(viii)	Incorporated joint venture

Under Canadian GAAP incorporated joint ventures are proportionately consolidated. Under US GAAP the investment of a joint venture is equity accounted for where there incorporated joint venture is not controlled by the Company or consolidated where control exists. The Company owns 41.7% of the Yukon-Shaanxi Mining Corp. an incorporated joint venture and accordingly should equity account for this investment for US GAAP. The impact is to reclassify the earnings of the joint venture to the Equity loss in the income statements and include the net investment as an equity investment on the balance sheet. However, as permitted by the Securities Exchange Commission regulation for the preparation of Item 17, financial statement for the Company has not quantified the difference in classification and display related to the joint venture.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Years ended December 31, 2010, 2009 and 2008

24.	Subsequent events:

a)

On February 4, 2011, the Company announced a proposal to raise additional working capital by offering an 18% discount for the early exercise of eight series of unlisted outstanding share purchase warrants of the Company for 30 days following announcement of the transaction. Of the 235.8m warrants which qualified for the incentive, 2,955,000 were exercised by March 31, 2011.

b)

In 2011, the Company negotiated a non-brokered flow-through private placement to sell 8,334,882 flow- through common shares at $0.85 generating proceeds of $7.1 million. Use of proceeds will be for new resource exploration at Ketza River and Silver Valley.